



Upshur Burger Concepts Parent LLC Small Business Bond™

Bond Terms:

Bond Yield: 7.0%

Target Raise Amount: $250,000

Offering End Date: March 31, 2022

Repayment Period: 5 years (60 months)

Minimum Raise Amount: $50,000

Company Details:

Name: Upshur Burger Concepts Parent LLC

Founded: 2019

Address: 843 Upshur Street NW
          Washington DC, 20011

Industry: Food Services

Employees: 20

Website: https://www.luckybuns.com/

Use of Funds Allocation:

If the maximum raise is met:

- $250,000 (100.0%) – will be used for the purchase of preferred shares in WharfLB, LLC. 100% of the funds raised from the WharfLB, LLC investment will be used towards the buildout of Lucky Buns' newest location on the waterfront across the Wharf in DC.

Social:

Instagram: 11.8K Followers; Facebook: 1.8K Followers; Twitter 753 Followers





Business Metrics:

	YTD September: 2021	Most recent fiscal year-end: 2020	Prior fiscal year-end: 2019
Total Assets	$130,253	$17,663	-$223
Cash & Cash Equivalents	$7,059	$10,237	-$223
Accounts Receivable	$67,008	$231	$0
Short-term Debt	$22,536	$0	$0
Long-term Debt	$58,292	$0	$0
Revenues / Sales	$960,018	$466,691	$0
Cost of Goods Sold	$328,901	$161,030	$0
Taxes & licenses	$0	$1050	$0
Net Income	$9,001	-$13,380	-$223

Recognition:

Upshur Burger Concepts Parent LLC (DBA Lucky Buns Union Market) has been in business since September 2019. Lucky Buns has been featured in Food Network's Hamburger Heaven show "The Best Thing I Ever Ate" (March 2018: Season 8, Episode 12). Lucky Buns burgers have ranked #1 in The Washingtonian's Eat Great Cheap for August 2019's list as well as making their 100 Very Best Restaurants for 2019 and 2020. Co-founder Chef Alex McCoy was also a Food Network Star Season 11 Finalist (2015).

About:

Upshur Burger Concepts Parent LLC (DBA Lucky Buns Union Market) is a Washington DC burger joint co-founded by Chef Alex McCoy and Marc Dosik. What initially started as a pop-up at Alfie's in 2016, rapidly expanded due to escalating demand for their globally inspired but locally crafted burgers topped with their signature pickles, sauces, and spreads. With current locations in Washington DC at Adams Morgan, Union Market and a stall at the Capital One Arena, the co-founders are raising funds which are expected to be used towards the purchase of preferred shares of WharfLB, LLC. 100% of the funds raised from the WharfLB, LLC investment will be used towards the buildout of its newest location on the waterfront across the Wharf in DC.

For more information, contact our Customer Support Team at support@thesmbx.com

